UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Amendment No. 1)

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

AS SEEN ON TV, INC.

(Name of Issuer)

Common Stock - $0.0001 Par Value

(Title of Class of Securities)

04338Y100

(CUSIP Number)

Greg Collins

G. Collins & Company, LLC

1410 Broadway, Suite 1506

New York, New York 10018

(212) 736-1558

Copy to:

Hillary H. Hughes

Garvey Schubert Barer

100 Wall Street, 20th Floor

New York, New York 10005-3708

(212) 431-8700

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications)

October 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box   ☐

1	Name of Reporting Person G-Unit Brands, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.10%
14	Type of Reporting Person (See Instructions) CO

1	Name of Reporting Person Curtis J. Jackson, III

2	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐ (b) ☐

3	SEC USE ONLY
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required ☐ Pursuant to Item 2(d) or 2(e)
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,500,000
	8	Shared Voting Power 0
	9	Sole Dispositive Power 1,500,000
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.10%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 1 to Schedule 13D amends and supplements that certain Schedule 13D filed on December 9, 2010 (the “Initial Schedule 13D”) filed by G-Unit Brands, Inc., a New York corporation (“G-Unit”), and Curtis J. Jackson, III (“Mr. Jackson”). G-Unit and Mr. Jackson are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” This Amendment No. 1 reports ownership by the Reporting Persons of less than five percent of the Issuer’s outstanding Common Stock.

Item 1.	Security and Issuer.

Item 1 is amended and restated in its entirety as follows:

This Schedule 13D relates to shares of Common Stock, $0.0001 par value (the “Common Stock”) of As Seen On TV, Inc., a Florida corporation formerly known as H&H Imports, Inc. (the “Issuer”). The principal executive offices of the Company are located at 14044 Icot Boulevard, Clearwater, Florida 33768.

Item 2.	Identity and Background.

Item 2(b) is amended and restated in its entirety as follows:

(b)           The address of the principal office of each of the Reporting Persons is c/o G. Collins & Company, LLC, 1410 Broadway, Suite 1506, New York, New York 10018.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Persons have not engaged in any transaction in the Issuer’s securities since filing of the Initial Schedule 13-D.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is amended and supplemented as follows:

(a)           As disclosed in the Issuer’s Current Report on Form 8-K filed October 28, 2011, the Issuer effected a 20:1 reverse stock split on October 27, 2011 (the “Reverse Split”). After giving effect to the Reverse Split, the Reporting Persons beneficially owned the following securities of the Issuer:

•	375,000 Shares of Common Stock;
•	Series A-1 Warrants to purchase an aggregate of 375,000 shares of Common Stock at an exercise price of $3.00 per share;

•	Series B-1 Warrants to purchase an aggregate of 375,000 shares of Common Stock at an exercise price of $5.00 per share; and
•	Series C-1 Warrants to purchase an aggregate of 375,000 shares of Common Stock at an exercise price of $10.00 per share.

Following the effectiveness of the Reverse Split, the Issuer entered into a number of other transactions involving the issuance of its Common Stock and other securities. Based on the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2012 there were 51,216,142 outstanding shares of Common Stock as of February 19, 2013. According to its Current Report on Form 8-K filed on March 6, 2013, on February 28, 2013 the Issuer issued an additional 19,077,252 shares of Common Stock to shareholders of eDiets.com, Inc. in connection with the merger of eDiets.com, Inc. with the Issuer.

Based on this information, the Reporting Persons are filing this Amendment No. 1 to Schedule 13D to report beneficial ownership of 1,500,000 shares of Common Stock representing 2.10% of the Issuer’s outstanding Common Stock, after taking into account the aggregate of 1,125,000 shares of Common Stock issuable upon the exercise of the warrants beneficially owned by the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2013	G-Unit Brands, Inc.

	By:	/s/ Greg Collins
Name: Greg Collins
Title: Authorized Person

Dated: June 14, 2013	CURTIS J. JACKSON, III

	By:	/s/ Greg Collins
Attorney-in-Fact for Curtis J. Jackson, III